UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 16, 2012

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

November 16, 2012.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Ref. Transportadora de Gas del Sur S.A. (“TGS”)

Dear Sirs,

The purpose hereof is to inform you -pursuant to the requirements of the regulations under the United States Securities and Exchange Act- that on November 15, 2012 Mr. Carlos Alberto Guillermo Seijo submitted his resignation as Chief Executive Officer of TGS, due to personal reasons, effective November 16, 2012. TGS’ Board of Directors, in its meeting held today, accepted Mr. Seijo’s resignation and appointed Mr. Jorge Javier Gremes Cordero to fill in the position of Chief Executive Officer of TGS.

Mr. Jorge Javier Gremes Cordero graduated from Universidad Católica Argentina as Certified Public Accountant and until his appointment in TGS, he had been working as Country Manager for a subsidiary of Petrobras Argentina S.A. in Ecuador.

Mr. Gremes Cordero previously worked in Perez Companc S.A. and later in Petrobras Energía S.A. as E&P Finance Manager in Argentina and as Administration & Finance Manager in Ecuador. Mr. Gremes Cordero has a strong background in the energy sector and has also served as a member of the Board of Directors of Compañía de Inversiones de Energía S.A. (“CIESA”) and TGS.

Sincerely,

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: November 16, 2012